

Mail Stop 3561

April 18, 2016

George J. Powell, III
Chief Executive Officer
Code Green Apparel Corp.
31642 Pacific Coast Highway, Suite 102
Laguna Beach, California 92651

      Re: Code Green Apparel Corp.
             Amendment No. 3 to Registration Statement on Form S-1
             Filed April 11, 2016
             File No. 333-206089

Dear Mr. Powell:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2016 letter.

Management's Discussion and Analysis, page 24

Results of Operations, page 26

1. Your discussion of changes in net loss on page 26 indicates that your net loss decreased from $2.3M for the year ended December 31, 2014 to $1.8M for the year ended December 31, 2015. However your explanation of the change describes an increase in net loss. Please explain this inconsistency or revise your disclosure accordingly.

Liquidity and Capital Resources, page 26

2. Please tell us how you arrived at negative working capital of $559,552 as of December 31, 2015 based on the amounts presented in your audited balance sheet. In addition, please tell

us why you have elected not to present a classified balance sheet with totals for current assets and current liabilities.

Financial Statements for the year ended December 31, 2015

Statement of stockholders' Deficit, page F-5

3. Your current presentation of your statement of stockholder's deficit only includes changes in equity for the most recent fiscal year. Please revise to provide a statement of stockholder's deficit that presents two years of historical information to comply with Rule 8-02 of Regulation S-X.

Notes to Financial Statements, page F-7

Note 2   Convertible Notes, page F-9

4. We note you issued 25,000,000 shares of common stock in payment of $212,500 of principal on the $500,000 convertible debt. We also note your disclosure at Note 3 on page F-11 indicates that you issued 39,660,440 share of common stock in payment of $386,000 of principal related to convertible debt during the year ended December 31, 2015. Please explain these differences in the amounts of debt settled through share issuances and expand your disclosure at Note 2 to provide details about these differences.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Aaron D. McGeary, Esq.
    The McGeary Law Firm, P.C.